December 13, 2022

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attn:	Mr. Ameen Hamady
Mr. Isaac Esquivel

Re:	Rose Hill Acquisition Corporation
Form 10-K for the fiscal year ended December 31, 2021
Filed on March 31, 2022
File No. 001-40900

Dear Messrs. Hamady and Esquivel:

Rose Hill Acquisition Corporation (the “Company”) hereby responds to the comment provided by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated December 8, 2022 (the “Comment Letter”) regarding the Company’s Form 10-K for the fiscal year ended December 31, 2021 (the “2021 Form 10-K”). Set forth below in bold font is the comment of the Staff contained in the Comment Letter and immediately below the comment is the response of the Company with respect thereto.

Form 10-K for the fiscal year ended December 31, 2021

General

1.
With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

Response: The Company respectfully advises the Staff that its sponsor, Rose Hill Sponsor LLC (the “Sponsor”), is not a non-U.S. person, is not controlled by a non-U.S. person and does not have any substantial ties with any non-U.S. person. Sponsor is a Delaware limited liability company.  It is managed by its managing member, Mr. Albert Hill IV, a U.S. citizen and resident of the U.S. As the Sponsor’s managing member, Mr. Hill has the sole authority to manage the business and affairs of the Sponsor. Approximately 25% of Sponsor’s equity interests are owned by non-U.S. persons, none of which individually own more than 14% of Sponsor’s equity interests. In addition, Sponsor has no business or operations other than its interest in the Company and has no substantial ties with any non-U.S. persons.  To the extent there is a change in Sponsor’s ownership, business or operations such that it is, is controlled by, or has substantial ties with a non-U.S. person, the Company will include disclosure in its filings that addresses how that fact could impact its ability to complete its initial business combination.

We hope that this response adequately address the Staff’s concerns. If you have any further comments or concerns, please feel free to contact our counsel, Flora R. Perez, at perezf@gtlaw.com or by telephone at (954) 768-8210.

Very truly yours,
/s/ Albert Hill IV
Albert Hill IV Co-Chief Financial Officer